SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. y A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter dated May 17, 2013 filed with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated May 17, 2013 and in reference to the end of the Public Auction Period of the seventh series of Notes Class XIV issued by the Company,  we attach the following financial information missing in the Pricing Supplement dated May 8, 2013.
  Amount Issued: USD 32,000,000 equivalent to ARS 167,526,400
  Initial Applicable Exchange Rate: ARS 5.2352 = 1USD
  Issuance Price: 100.00% face value
  Fixed Interest Rate: 1.50%
  Issuance Date: May 22, 2013
  Maturity Date: 60 months
  Interest Installments: Quarterly payments starting August 22, 2013.
  Principal Installments: November 22, 2017 and May 22, 2018
Additionally we report that the issuance recieved orders for almost 2.7 times the maximum amount.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 21, 2013